PGIM Investments LLC

655 Broad Street 6th Floor

Newark, New Jersey 07102

March 1, 2023

The Board of Trustees

Prudential Investment Portfolios 3

655 Broad Street, 6th Floor

Newark, New Jersey 07102

Re:  PGIM Quant Solutions Large-Cap Value Fund

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed to waive and/or reimburse up to 0.17% of fees and expenses from the Fund through June 30, 2023, to the extent that the Fund’s net operating expenses (exclusive of taxes, interest, distribution (12b-1 fees) and certain extraordinary expenses) exceed 0.80% of the Fund’s average daily assets on an annualized basis.  Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. The contractual waiver and expense limitation may not be terminated prior to June 30, 2024, without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/Scott E. Benjamin
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Name:	Scott E. Benjamin
Title:	Executive Vice President